Filed Pursuant to Rule 433

Registration Statements No. 333-151351 and No. 333-175764

PRESS RELEASE	FOR IMMEDIATE RELEASE

November 14, 2012

Uruguay Announces Liability Management Transactions

Montevideo, Uruguay: Yesterday, the Republic of Uruguay (“Uruguay”) announced a series of liability management transactions designed to further improve its external debt profile, including the issuance of a new global bond for cash, an exchange offer and a cash tender offer for certain of its outstanding bonds, all as described below.

The Exchange Offer (as defined below) and the Cash Tender Offer (as defined below) began yesterday and will expire at 5:00 p.m., New York City time, on Friday, November 16, 2012, unless extended or early terminated by Uruguay at its sole discretion.

The issuance of new bonds for cash comprises an offering priced yesterday of 4.125% U.S.$ Global Bonds due 2045 (the “New Bonds due 2045”), which will be used by Uruguay in part to fund the Cash Tender Offer.

In addition, Uruguay has invited holders of the bonds set forth in the tables below (the “Group A Bonds” and the “Group B Bonds”, which are collectively referred to herein as the “Exchange Offer Eligible Bonds”), subject to certain conditions, to tender such bonds in exchange for additional New Bonds due 2045, which, if issued, will be consolidated, form a single series, and be fully fungible with Uruguay’s New Bonds due 2045 to be offered for cash (the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions described in the Exchange Offer document dated November 13, 2012 (the “Exchange Offer Document”). The aggregate outstanding principal amount of the Exchange Offer Eligible Bonds is approximately U.S.$5.0 billion and the aggregate principal amount of the New Bonds due 2045 to be issued by Uruguay (including New Bonds due 2045 offered for cash) will not exceed U.S.$2.0 billion.

Group A Bonds	ISIN	CUSIP	Common Code	Amount Outstanding as of October 25, 2012		Group A Bond Value
7.000% due April 2013	US917288AS14	917288AS1	016713694	US$	34,803,880	1,025.00
7.875% due March 2014	US917288AT96	917288AT9	016713716	US$	5,188,963	1,102.50
7.250% due May 2014	US917288AU69	917288AU6	016713724	US$	15,651,712	1,100.00
7.500% due March 2015	US917288AZ56	917288AZ5	016713805	US$	177,584,775	1,165.00
8.750% due June 2015	US917288AV43	917288AV4	016713732	US$	18,310,492	1,211.25
7.625% due January 2017	US917288AX09	917288AX0	016713775	US$	13,003,870	1,263.75
9.250% due May 2017	US760942AR33	760942AR3	021983462	US$	137,039,000	1,353.75
8.000% due November 2022[1]	US917288BC52	917288BC5	023617129	US$	1,634,875,590	1,475.00
6.875% due September 2025	US760942AX01	760942AX0	045490688	US$	474,700,000	1,427.50
7.875% due July 2027	US760942AE20	760942AE2	007829361	US$	23,150,000	1,523.75

Group B Bonds	ISIN	CUSIP	Common Code	Amount Outstanding as of October 25, 2012		Reference Yield	Relative Spread (bps)
7.875% due January 2033[2]	US917288BA96	917288BA9	016713813	US$	1,073,470,792	2045 Reopening Yield**	**
7.625% due March 2036[3]	US760942AS16	760942AS1	024873811	US$	1,411,130,899	2045 Reopening Yield**	**

[1]	After giving effect to the Exchange Offer and the Cash Tender Offer, the outstanding aggregate principal amount of the 8.000% USD Bonds due 2022 will be at least U.S.$500 million.
[2]	After giving effect to the Exchange Offer, the outstanding aggregate principal amount of the 7.875% USD Bonds due 2033 will be at least U.S.$500 million.
[3]	After giving effect to the Invitation, the outstanding aggregate principal amount of the 7.625% USD Bonds due 2036 will be at least U.S.$500 million.
**	Uruguay will determine the 2045 Reopening Yield (as defined below), which will be a yield with respect to the New Bonds due 2045, and the Relative Spread (as defined below) for each series of Group B Bonds, in its sole discretion, at or around 11:00 a.m., New York City time, on the business day immediately prior to the Exchange Offer Expiration Deadline (as defined below) and announce the 2045 Reopening Yield and the Relative Spreads promptly thereafter.

Subject to proration, holders that validly tender Exchange Offer Eligible Bonds will receive New Bonds due 2045 having a principal amount (rounded down to the nearest multiple of US$1.00) equal to U.S.$1,000 multiplied by the relevant exchange ratio (the “Exchange Ratio”) to be determined for each series of the Group A Bonds and Group B Bonds in exchange for each U.S.$1,000 in principal amount of Exchange Offer Eligible Bonds accepted for exchange as described below, in addition to accrued and unpaid interest on the Exchange Offer Eligible Bonds through the expected settlement date, which will be payable in cash. No cash will be paid in respect of New Bonds due 2045 not delivered as a result of rounding the principal amount of New Bonds due 2045 down to the nearest multiple of US$1.00.

The Exchange Ratio for each series of Exchange Offer Eligible Bonds will be equal to the quotient (rounded to nine decimal places) of the applicable Group A Bond Value (the “Group A Bond Value”) or Group B Bond Value (the “Group B Bond Value”) (in each case as determined as described below) for such series, as applicable, divided by the 2045 Reopening Price (as defined below), determined as described below.

The Group A Bond Value for each series of Group A Bonds will be the corresponding amount per US$1,000 principal amount of such series of Group A Bonds set forth in the table below.

The Group B Bond Value for each series of Group B Bonds will be the price per US$1,000 principal amount (rounded to the nearest cent, with US$0.005 being rounded to a full cent) that results in a yield to maturity, in the case of the 7.875% due January 2033 bonds, or a yield to weighted-average maturity, in the case of the 7.625% due March 2036 bonds, calculated in accordance with standard market practice, for such series of Group B Bonds, as of the Expected Settlement Date (as defined below), equal to the sum of:

•	the 2045 Reopening Yield (as defined below), plus

•	the relative spread (the “Relative Spread”) for such series of Group B Bonds.

If the Relative Spread for a series of Group B Bonds is a negative number, then the yield used to determine the related price as described above would be less than the 2045 Reopening Yield.

The Relative Spread for each series of Group B Bonds will be determined by Uruguay, in its sole discretion.

The 2045 Reopening Price (the “2045 Reopening Price”) for the New Bonds due 2045 will be the price per US$1,000 principal amount (rounded to the nearest cent, with US$0.005 being rounded to a full cent) that results in a yield to weighted-average maturity, calculated in accordance with standard market practice, for the New Bonds due 2045, as of the Expected Settlement Date, equal to the 2045 Reopening Yield.

The 2045 Reopening Yield (the “2045 Reopening Yield”) shall be a yield with respect to the New Bonds due 2045 determined by Uruguay, in its sole discretion.

At or around 11:00 a.m., New York City time, on the business day immediately prior to the Exchange Offer Expiration Deadline (as defined below), or as soon as practicable thereafter, Uruguay will determine and announce the Relative Spread for each series of Group B Bonds, the 2045 Reopening Price, the 2045 Reopening Yield, the yield used to determine the Group B Bond Value for each series of Group B Bonds, the Group B Bond Value for each series of Group B Bonds and the Exchange Ratio for each series of Eligible Bonds. All announcements by Uruguay pursuant to the Invitation will be made by issuing a press release using PRNewswire or other comparable news service.

Uruguay reserves the right to modify the Group A Bond Value for each series of Group A Bonds, the Relative Spread for each series of Group B Bonds and the 2045 Reopening Yield at any time, and if any such modification is made prior to the date and time that the Exchange Ratios are announced, Uruguay shall not be required to extend the expiration of the Invitation.

Uruguay will not accept any Group B Bonds unless it accepts all Group A Bonds validly tendered. If the aggregate principal amount of the New Bonds due 2045 to be issued by Uruguay (including New Bonds due 2045 offered for cash), upon acceptance of all Group A Bonds validly tendered, is less than U.S.$1.0 billion, Uruguay will accept Group B Bonds validly tendered (of one or both series), if any have been tendered, such that the aggregate principal amount of the New Bonds due 2045 to be issued by Uruguay (including New Bonds due 2045 issued for cash) is at least U.S.$1.0 billion and Uruguay reserves the right, in its sole discretion, to accept Group B Bonds in excess thereof.

Uruguay reserves the right, in its sole discretion, to select one or more series of Group A Bonds to be prorated on the basis of the same or different proration factors, and to select which series of Group A Bonds to accept. Uruguay also reserves the right, in its sole discretion, to select one or both series of Group B Bonds to be prorated on the basis of the same or different proration factors, and to select which series of Group B Bonds to accept, if any.

Uruguay reserves the right, in its sole discretion, not to accept tenders for, or issue, for any reason, New Bonds due 2045. Termination of the Exchange Offer does not affect the Cash Tender Offer.

The Exchange Offer began yesterday and will expire at 5:00 p.m., New York City time, on Friday, November 16, 2012, unless extended or earlier terminated by Uruguay at its sole discretion (the “Exchange Offer Expiration Deadline”). At or around 12:00 noon, or as soon as possible thereafter, on Monday, November 19, 2012, Uruguay will announce the expected aggregate principal amount of each series of Eligible Bonds to be accepted in the Exchange Offer and the Cash Tender Offer (which could be zero for one or more series); the expected aggregate principal amount of New Bonds due 2045 to be issued pursuant to the Exchange Offer; and the expected proration factor for each series of Exchange Offer Eligible Bonds, if any. The expected issuance date of the New Bonds due 2045 and the settlement date for the Exchange Offer is Tuesday, November 20, 2012 (the “Expected Settlement Date”).

Uruguay also has invited the holders of the bonds set forth in the table below (the “Cash Tender Offer Eligible Bonds”) to tender their Cash Tender Offer Eligible Bonds for cash upon the terms and subject to the conditions described in the Cash Tender Offer document dated November 13, 2012 (the “Cash Tender Offer”). The total price payable by Uruguay (including interest accrued and unpaid on the Cash Tender Offer Eligible Bonds) for all Cash Tender Offer Eligible Bonds accepted for purchase by Uruguay pursuant to the Cash Tender Offer, translated, in the case of Cash Tender Offer Eligible Bonds denominated in Euros, to U.S. dollars using the mid-market spot rate for converting Euros into U.S. dollars as of 8:00 a.m., New York City time, on the day of expiration of the Cash Tender Offer, according to the CM1 screen on Bloomberg (the “Aggregate Purchase Price”), will not exceed U.S.$500 million.

The Cash Tender Offer will be conditioned upon, among other things, the issuance and sale for cash of the New Bonds due 2045 priced today. The Cash Tender Offer is not conditioned upon any minimum participation of any series of Cash Tender Offer Eligible Bonds. Uruguay reserves the right, in its sole discretion, not to accept any or all offers and to terminate the Cash Tender Offer for any reason in its discretion.

If the Aggregate Purchase Price to be paid for all Cash Tender Offer Eligible Bonds validly tendered and accepted by Uruguay exceeds U.S.$500 million, Uruguay reserves the right, in its sole discretion, to select one or more series of Cash Tender Offer Eligible Bonds to be prorated on the basis of the same or different proration factors. The aggregate outstanding principal amount of all Cash Tender Offer Eligible Bonds is approximately U.S.$2.7 billion. Each offer to tender any series of Cash Tender Offer Eligible Bonds will be made as a separate, independent offer.

The price to be paid for Cash Tender Offer Eligible Bonds tendered and accepted pursuant to the Cash Tender Offer (the “Purchase Price”) will be, for each U.S.$1,000 or €1,000 of each series of Cash Tender Offer Eligible Bonds, the fixed purchase price indicated in the table below.

Cash Tender Offer Eligible Bonds	ISIN	CUSIP	Outstanding Principal Amount as of October 25, 2012		Purchase Price per U.S.$/€ 1,000 Principal Amount
USD Bonds
7.000% due April 2013	US917288AS14	917288AS1	U.S.$	34,803,880	U.S.$	1,025.00
7.875% due March 2014	US917288AT96	917288AT9	U.S.$	5,188,963	U.S.$	1,102.50
7.250% due May 2014	US917288AU69	917288AU6	U.S.$	15,651,712	U.S.$	1,100.00
7.500% due March 2015	US917288AZ56	917288AZ5	U.S.$	177,584,775	U.S.$	1,165.00
8.750% due June 2015	US917288AV43	917288AV4	U.S.$	18,310,492	U.S.$	1,211.25
7.625% due January 2017	US917288AX09	917288AX0	U.S.$	13,003,870	U.S.$	1,263.75
9.250% due May 2017	US760942AR33	760942AR3	U.S.$	137,039,000	U.S.$	1,353.75
8.000% due November 2022*	US917288BC52	917288BC5	U.S.$	1,634,875,590	U.S.$	1,475.00
6.875% due September 2025	US760942AX01	760942AX0	U.S.$	474,700,000	U.S.$	1,427.50
7.875% due July 2027	US760942AE20	760942AE2	U.S.$	23,150,000	U.S.$	1,523.75

EUR Bonds
6.875% due January 2016	XS0225531432	N/A		€83,811,000		€1,186.25
7.000% due June 2019	XS0167137834	N/A		€62,425,404		€1,257.50

*	After giving effect to the Cash Tender Offer and Exchange Offer, the outstanding aggregate principal amount of 8.000% USD Bonds due 2022 will be at least U.S.$500 million.

Holders will also receive any accrued and unpaid interest on their Cash Tender Offer Eligible Bonds up to (but excluding) the settlement date for the Cash Tender Offer, which is expected to be Wednesday, November 21, 2012. Uruguay reserves the right to extend or early terminate the Cash Tender Offer.

The Cash Tender Offer began yesterday and will expire at 5:00 p.m., New York City time, on Friday, November 16, 2012, unless extended or early terminated by Uruguay at its sole discretion. At or about 12:00 noon, on Monday, November 19, 2012 or as soon as practicable thereafter, Uruguay will make a public announcement of any expected proration factor for each series of Cash Tender Offer Eligible Bonds (only if the purchase of all Cash Tender Offer Eligible Bonds accepted for purchase by Uruguay would cause the Aggregate Purchase Price of Cash Tender Offer Eligible Bonds to exceed U.S.$500 million) and will also announce which series of Cash Tender Offer Eligible Bonds it has not accepted.

Holders of bonds subject to the Cash Tender Offer or Exchange Offer, or their custodians, may request a copy of the Cash Tender Offer document and Exchange Offer document from Bondholder Communications Group, LLC at 1-888-385-2663 (toll free number), 1-212-809-2663 (outside US), +44 20 7382 4580 (London), www.bondcom.com/rou. Contact: Rita Upton, Bondholder Communications Group. Source: Republic of Uruguay.

Uruguay has retained BNP PARIBAS and Citigroup to act as Dealer Managers for the Cash Tender Offer and Exchange Offer. Questions regarding the Tender Offer or Exchange Offer may be directed to BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.) or Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.).

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by the documents referred to above. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607d18k.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512309047/d375607dex99d.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342312000529/rou-18ka1es99e_1109.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312511195798/dsbmef.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465907/d438381d424b3.htm

http://www.sec.gov/Archives/edgar/data/102385/000119312512465965/d441272dfwp.htm

http://sec.gov/Archives/edgar/data/102385/000090342312000538/repofuruguay-fwp_1113.htm

http://sec.gov/Archives/edgar/data/102385/000119312512468392/d441288d424b2.htm

The issuer has filed two registration statements (including a prospectus) with the SEC for the offering of securities to which this communication relates. Before you invest, you should read the prospectus in such registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup at (1) 800 558 3745 (in the U.S.) or (1) 212 723 6108 (outside the U.S.) or BNP PARIBAS at (1) 888 210 4358 (in the U.S.) or (1) 212 841 3059 (outside the U.S.).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.